

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Rory Byrne
Chief Executive Officer
Dole plc
29 North Anne Street
Dublin 7
D07 PH36
Ireland

>   **Re: Dole plc**
>   **Registration Statement on Form F-1**
>   **Filed July 2, 2021**
>   **File No. 333-257621**

Dear Mr. Byrne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1, Filed July 2, 2021

General

1.   Please file as exhibits to your registration statement copies of Dole Food Company's senior secured notes and credit facilities pursuant to Regulation S-K, Item 601, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: P. Michelle Gasaway, Esq.